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SEC FILE NUMBER
001-14793

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
First BanCorp

Full Name of Registrant
N/A

Former Name if Applicable
1519 Ponce De Leon Avenua

Address of Principal Executive Office (Street and Number)
San Juan, Puerto Rico 00908-0146

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
FirstBanCorp (the “Corporation”) was unable to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 by the filing deadline of 5:30 p.m. on August 10, 2009. The Form 10-Q is being filed simultaneously with this Form 12B-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Orlando Berges	(787)	729-8170
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As evidenced in the Form 10-Q being filed simultaneously with the filing of this Form 12b-25 and, as previously disclosed in its press release discussing the results for this quarter, the Corporation had a net loss for the quarter ended June 30, 2009 of $78.7 million as compared to net income of $33.0 million for the quarter ended June 30, 2008. Net loss for the six-month period ended June 30, 2009 amounted to $56.8 million or $0.95 per diluted common share, compared to net income of $66.6 million or $0.50 per diluted common share for the six-month period ended June 30, 2008. The Corporation’s financial performance for the first half of 2009, as compared to the first half of 2008, was principally impacted by an increase of $207.5 million in the provision for loan and lease losses attributable to the migration of a substantial portion of loans to the substandard or doubtful category (including some considered to be impaired), higher general reserves to account for increases in charge-offs and delinquency levels, specific reserves for additional loans classified as impaired during the second quarter of 2009 and the overall growth of the Corporation’s loan portfolio and, to a lesser extent, by (i) an increase of $16.6 million in non-interest expenses driven primarily by non-controllable expenses, such as a charge of $8.9 million for the special assessment levied by the Federal Deposit Insurance Corporation and a $6.2 million increase in the regular deposit insurance premium, and (ii) a decrease of $6.5 million in net interest income adversely impacted by lower loan yields, resulting from a significant increase in non-accrual loans and the repricing of variable-rate construction and commercial loans tied to short-term indexes. These factors were partially offset by: (i) a net income tax benefit increase of $95.0 million resulting from lower taxable income and changes in enacted tax rates in Puerto Rico, and (ii) an increase of $12.1 million in non-interest income mainly related to a realized gain of $28.1 million on the sale of investment securities (mainly U.S. sponsored agency fixed-rate MBS) and an increase in gains from mortgage banking activities driven by a higher volume of loans sales and securitizations.

First BanCorp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	Auguat 10, 2009	By	/s/ Orlando Berges

Orlando Berges
Executive Vice President and Chief Financial Officer
     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232,201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T (§232.13(b) of this chapter.